# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEALTHFRONT CORPORATION, CIK 0001524566
CUSIP: 947002101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 261 Hamilton Avenue, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001190190

## Reporting persons
- Andrew S Rachleff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,230,654; sole dispositive power 0; shared dispositive power 17,230,654; aggregate amount beneficially owned 17,230,654 (11.8% of the class)
  Comment: The amount reported in rows 6, 8, and 9 includes: (i) 16,424,204 shares of the Common Stock of Wealthfront Corporation (the "Issuer") directly beneficially owned by the Rachleff Family Revocable Trust UTD 5/19/92 (the "Family Trust"), for which Andrew S. Rachleff ("Mr. Rachleff") serves as co-trustee with his spouse; (ii) 403,225 shares of the Issuer's Common Stock directly beneficially owned by The Jake Alexander Rachleff 2015 Irrevocable Trust u/a/d 5/15/2015 (the "JAR Trust"), for which Mr. Rachleff serves as co-trustee with his spouse; and (iii) 403,225 shares of the Issuer's Common Stock directly beneficially owned by The Shelby Elizabeth Rachleff 2015 Irrevocable Trust u/a/d 5/15/2015 (the "SER Trust"), for which Mr. Rachleff serves as co-trustee with his spouse.
  
  The percentage set forth in row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based on an aggregate total of 146,268,749 shares of the Issuer's Common Stock outstanding as of December 15, 2025 as reported by the Issuer in its final prospectus supplement (the "Prospectus") (File No. 333-290583) dated December 11, 2025, filed with the Securities and Exchange Commission on December 12, 2025, pursuant to Rule 424(b)(4) promulgated under the Securities Act of 1933, as amended.
- Rachleff Family Revocable Trust UTD 5/19/92: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 16,424,204; sole dispositive power 0; shared dispositive power 16,424,204; aggregate amount beneficially owned 16,424,204 (11.2% of the class)
  Comment: The amount reported in rows 6, 8, and 9 consists of 16,424,204 shares of the Issuer's Common Stock directly beneficially owned by the Family Trust, for which Mr. Rachleff serves as co-trustee with his spouse.
  
  The percentage set forth in row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 146,268,749 shares of the Issuer's Common Stock outstanding as of December 15, 2025 as reported by the Issuer in the Prospectus.
- The Jake Alexander Rachleff 2015 Irrevocable Trust u/a/d 5/15/2015: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 403,225; sole dispositive power 0; shared dispositive power 403,225; aggregate amount beneficially owned 403,225 (0.3% of the class)
  Comment: The amount reported in rows 6, 8, and 9 consists of 403,225 shares of the Issuer's Common Stock directly beneficially owned by the JAR Trust, for which Mr. Rachleff serves as co-trustee with his spouse.
  
  The percentage set forth in row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 146,268,749 shares of the Issuer's Common Stock outstanding as of December 15, 2025 as reported by the Issuer in the Prospectus.
- The Shelby Elizabeth Rachleff 2015 Irrevocable Trust u/a/d 5/15/2015: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 403,225; sole dispositive power 0; shared dispositive power 403,225; aggregate amount beneficially owned 403,225 (0.3% of the class)
  Comment: The amount reported in rows 6, 8, and 9 consists of 403,225 shares of the Issuer's Common Stock directly beneficially owned by the SER Trust, for which Mr. Rachleff serves as co-trustee with his spouse.
  
  The percentage set forth in row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate total of 146,268,749 shares of the Issuer's Common Stock outstanding as of December 15, 2025 as reported by the Issuer in the Prospectus.

## Item 1. Issuer
Name of issuer: WEALTHFRONT CORPORATION
Address of issuer's principal executive offices: 261 Hamilton Avenue, Palo Alto, CA, 94301.

## Item 2. Person Filing
Name of person filing:
Andrew S. Rachleff ("Mr. Rachleff");
Rachleff Family Revocable Trust UTD 5/19/92 (the "Family Trust");
The Jake Alexander Rachleff 2015 Irrevocable Trust u/a/d 5/15/2015 (the "JAR Trust"); and
The Shelby Elizabeth Rachleff 2015 Irrevocable Trust u/a/d 5/15/2015 (the "SER Trust" and, together with Mr. Rachleff, the Family Trust, and the JAR Trust, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

261 Hamilton Avenue
Palo Alto, CA 94301
Citizenship:
Mr. Rachleff is a citizen of the United States of America.
Each of the Family Trust, the JAR Trust, and the SER Trust has situs in California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of December 31, 2025, the Reporting Persons may be deemed to directly or indirectly beneficially own an aggregate total of 17,230,654 shares of the Common Stock of Wealthfront Corporation (the "Issuer").

As of December 31, 2025, Mr. Rachleff was the direct beneficial owner of none of the shares of the Issuer's Common Stock described in the second paragraph of this Item 4(a).

As of December 31, 2025, the Family Trust was the direct beneficial owner of 16,424,204 of the shares of the Issuer's Common Stock described in the second paragraph of this Item 4(a). Mr. Rachleff was deemed the indirect beneficial owner of the Family Trust's shares in his capacity as co-trustee, with his spouse, of the Family Trust.

As of December 31, 2025, the JAR Trust was the direct beneficial owner of 403,225 of the shares of the Issuer's Common Stock described in the second paragraph of this Item 4(a). Mr. Rachleff was deemed the indirect beneficial owner of the JAR Trust's shares in his capacity as co-trustee, with his spouse, of the JAR Trust.

As of December 31, 2025, the SER Trust was the direct beneficial owner of 403,225 of the shares of the Issuer's Common Stock described in the second paragraph of this Item 4(a). Mr. Rachleff was deemed the indirect beneficial owner of the SER Trust's shares in his capacity as co-trustee, with his spouse, of the SER Trust.
Percent of class:
As of December 31, 2025, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate total of 11.8% of the Issuer's outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 0.0% directly to Mr. Rachleff; (ii) 11.2% directly to the Family Trust and indirectly to Mr. Rachleff as its co-trustee with his spouse; (iii) 0.3% directly to the JAR Trust and indirectly to Mr. Rachleff as its co-trustee with his spouse; and (iv) 0.3% directly to the SER Trust and indirectly to Mr. Rachleff as its co-trustee with his spouse.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 146,268,749 shares of the Issuer's Common Stock outstanding as of December 15, 2025 as reported by the Issuer in its final prospectus supplement (File No. 333-290583) dated December 11, 2025, filed with the Securities and Exchange Commission on December 12, 2025, pursuant to Rule 424(b)(4) promulgated under the Securities Act of 1933, as amended.
Sole power to vote or to direct the vote:
Mr. Rachleff 0
Family Trust 0
JAR Trust 0
SER Trust 0
Shared power to vote or to direct the vote:
Mr. Rachleff 17,230,654
Family Trust 16,424,204
JAR Trust 403,225
SER Trust 403,225
Sole power to dispose or to direct the disposition:
Mr. Rachleff 0
Family Trust 0
JAR Trust 0
SER Trust 0
Shared power to dispose or to direct the disposition:
Mr. Rachleff 17,230,654
Family Trust 16,424,204
JAR Trust 403,225
SER Trust 403,225

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Rachleff Joint Filing Agreement

## Signatures
- Andrew S Rachleff: /s/ Andrew S. Rachleff, Andrew S. Rachleff/ an Individual (02/06/2026)
- Rachleff Family Revocable Trust UTD 5/19/92: /s/ Andrew S. Rachleff, Andrew S. Rachleff/ Co-Trustee (02/06/2026)
- The Jake Alexander Rachleff 2015 Irrevocable Trust u/a/d 5/15/2015: /s/ Andrew S. Rachleff, Andrew S. Rachleff/ Co-Trustee (02/06/2026)
- The Shelby Elizabeth Rachleff 2015 Irrevocable Trust u/a/d 5/15/2015: /s/ Andrew S. Rachleff, Andrew S. Rachleff/ Co-Trustee (02/06/2026)